

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA


05005661

Paris, January 10, 2005

File n° 82 – 3668
Valeo A.D.R.'s

Dear Sirs,

Please find enclosed our latest release dated January 10, 2005, concerning Valeo's acquisition of Johnson Controls' Engine Electronics Division (JCEED).

Yours faithfully,

Rémy Dumoulin
Investor Relations Director

Encl. 1

VALEO - Siège Social : 43, rue Bayen - 75848 Paris Cedex 17 - France - Tel. +33 (0)1 40 55 20 20 - Fax +33 (0)1 40 55 21 71
Société Anonyme au capital de 246 401 184 Euros - 552 030 967 RCS Paris
www.valeo.com




Communiqué de presse
Press release

05.01

Valeo reinforces its Domain technology strategy by acquiring Johnson Controls' Engine Electronics Division (JCEED)

Paris, France, 10 January, 2004 – Valeo today announced that it has signed an agreement for the acquisition of the Engine Electronics business of Johnson Controls, Inc. for an enterprise value of 330 million euros, financed through Valeo's cash resources.

This business designs, produces and sells engine management systems, engine control units & electric motor drives and engine components, including injectors, ignition and emission control components and sensors. It employs around 2,000 people in France with a head office and R&D center in Pontoise and plants in Sablé and Sainte Florine. In its September 2004 fiscal year it generated revenues of 426 million euros.

"JCEED's expertise in engineering, engine control and power electronics represents a perfect complement for Valeo's activities and reinforces our electronics expertise. This is an important step in our technology strategy and will drive strong growth," said Valeo Chairman & CEO Thierry Morin.

These activities will complement several of Valeo's existing businesses, in particular Valeo's Powertrain Efficency Domain within which Valeo develops systems for cleaner, more efficient and more economical vehicles. The Domain will benefit from JCEED's expertise in the areas of electronic management of engine cooling, power electronics for starter-alternators (StARS), electrical actuators for clutches and automated manual transmissions and exhaust gas recirculation (EGR) systems. Valeo's Driving Assistance Domain, which provides systems for improved security, will also take advantage of this know-how in electronic control units, for example in reversible wiper systems and advanced front lighting systems.

The transaction is subject to regulatory approvals and will be completed in the first quarter of 2005.

Valeo is an independent industrial group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers. The Group has 130 plants, 65 R&D centers, 9 distribution platforms and employs 70,200 people in 26 countries worldwide.

Press/Financial Relations Contacts:
Kate Philipps
+ 33 1 40 55 20 65
kate.philipps@valeo.com

Rémy Dumoulin
+ 33 1 40 55 29 30
remy.dumoulin@valeo.com